### *Consent of Independent Auditors*

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-39293, 333-76345, 333-79651, 333-36386 and 333-66740) and preliminary Proxy Statement filed on October 2, 2002, of Nortek, Inc. of our report dated October 7, 2002, with respect to the consolidated financial statements of Nortek, Inc. included in this Current Report on Form 8-K.

*Boston, Massachusetts*
*October 7, 2002*